                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-l00)

                             TENDER OFFER STATEMENT
                             Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                      (Amendment No. 10 - Final Amendment)
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              HEADHUNTER.NET, INC.
                       (Name of Subject Company (Issuer))
                               CB MERGER SUB, INC.
                              CAREER HOLDINGS, INC.
                                 TRIBUNE COMPANY
                              KNIGHT RIDDER DIGITAL
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (including the associated junior participating
                        preferred stock purchase rights)
                         (Title of Class of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

                                 James A. Tholen
                              Career Holdings, Inc.
                            10790 Parkridge Boulevard
                                    Suite 200
                             Reston, Virginia 20191
                            Telephone: (703) 259-5500
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

         Mark W. Hianik           Donald L. Toker, Jr.             Gordon Yamate
        Tribune Company            Hale and Dorr LLP           Knight Ridder Digital
    435 North Michigan Avenue     11951 Freedom Drive         35 South Market Street
      Chicago, Illinois 60611          Suite 1400            San Jose, California 95113
     Telephone: (312) 222-9100    Reston, Virginia 20190     Telephone: (408) 938-6000
                                 Telephone: (703) 654-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*: $206,124,816             Amount of Filing Fee**: $41,225
-----
          * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash,
(ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and
(iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.

          ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

          [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:    $41,225       Filing Party: Career
                                                                 Holdings, Inc.

          Form or Registration No.:  Schedule TO   Date Filed:   August 31, 2001

          Check the appropriate boxes below to designate any transactions to which the statement relates:

                [X] third-party tender offer subject to Rule 14d-l.

                [_] issuer tender offer subject to Rule 13e-4.

                [_] going-private transaction subject to Rule 13e-3.

                [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No. 422077107
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Career Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             20,423,098(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,423,098(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,423,098(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      99.9%(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
The filing of this Amendment No. 1 to the Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having shared dispositive power.

See Items 5 and 6 of the Schedule 13D.

CUSIP No. 422077107
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tribune Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             20,423,098(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,423,098(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,423,098(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      99.9%(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
The filing of this Amendment No. 1 to the Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having shared dispositive power.

See Items 5 and 6 of the Schedule 13D.

CUSIP No. 422077107
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Knight Ridder Digital
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             20,423,098(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,423,098(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,423,098(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      99.9%(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
The filing of this Amendment No. 1 to the Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having shared dispositive power.

See Items 5 and 6 of the Schedule 13D.

         This Amendment No. 10 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by CB Merger Sub, a Georgia corporation ("Purchaser") and Career Holdings, Inc., a Delaware corporation ("Career Holdings"), on August 31, 2001, as amended (the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.01 per share ("Common Stock") of HeadHunter.NET, Inc., a Georgia corporation ("Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer and Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 ("Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Amendment satisfies the reporting requirements of Rule 13(d) of the Exchange Act with respect to all securities acquired by Purchaser in the Offer. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

         Item 8 ("Interest in Securities of the Subject Company") and Item 11 ("Additional Information")

         Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

                  "The Offer expired at 5:00 p.m., New York City time, on Tuesday, November 6, 2001. Based on a report from American Stock Transfer & Trust Company, the depositary for the Offer, approximately 20,423,098 Shares were tendered pursuant to the Offer, including guaranteed deliveries. Such Shares represented approximately 99.9% of the outstanding Shares. On November 6, 200l, Purchaser accepted for purchase and payment all Shares validly tendered in the Offer and not withdrawn. On November 7, 2001, Career Holdings issued a press release announcing the closing of the Offer and its intention to acquire the remaining Shares through a cash merger (subject to applicable dissenters' rights), which is expected to be completed shortly. The full text of the press release is attached as Exhibit (a)(5)(L) hereto and incorporated herein by reference. Upon completion of the merger, Headhunter will become a wholly owned subsidiary of Career Holdings."

         Item 11 ("Additional Information")

         Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:

                  "On November 6, 2001, Career Holdings issued a press release announcing that the waiting period under the HSR Act applicable to the Offer had been terminated by the FTC. The full text of the press release is filed herewith as Exhibit (a)(5)(K) and is incorporated by reference herein."

         Item 12. Exhibits

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(5)(K) Text of press release issued by Career Holdings on November 6, 2001.

         (a)(5)(L) Text of press release issued by Career Holdings on November 7, 2001.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-T/A is true, complete and correct.

                                              CAREER HOLDINGS, INC.

Date: November 7, 2001                        By: /s/ JAMES A. THOLEN
                                                 -------------------------------
                                                 Name: James A. Tholen
                                                 Title: Vice President


                                              CB MERGER SUB, INC.


Date: November 7, 2001                        By: /s/ JAMES A. THOLEN
                                                 -------------------------------
                                                 Name: James A. Tholen
                                                 Title: Vice President

                                              TRIBUNE COMPANY


Date: November 7, 2001                        By: /s/ MARK W. HIANIK
                                                 -------------------------------
                                                 Name: Mark W. Hianik
                                                 Title: Vice President


                                              KNIGHT RIDDER DIGITAL


Date: November 7, 200l                        By: /s/ DANIEL J. FINNIGAN
                                                 -------------------------------
                                                 Name: Daniel J. Finnigan
                                                 Title: President

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

                                                  CAREER HOLDINGS, INC.


Dated: November 7,2001                           By:  /s/ JAMES A. THOLEN
                                                       -------------------------
                                                       Name: James A. Tholen
                                                       Title: Vice President


                                                  TRIBUNE COMPANY


Dated: November 7,2001                            By:  /s/ MARK W. HIANIK
                                                       -------------------------
                                                       Name: Mark W. Hianik
                                                       Title: Vice President


                                                  KNIGHT RIDDER DIGITAL


Dated: November 7,2001                            By:  /s/ DANIEL J. FINNIGAN
                                                       -------------------------
                                                       Name: Daniel J. Finnigan
                                                       Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

(a)(5)(K) Text of press release issued by Career Holdings, Inc. on November 6,200l.

(a)(5)(L) Text of press release issued by Career Holdings, Inc. on November 7, 2001.